UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	February 19, 2021	By	/s/ Wang Jian
			Name:	Wang Jian
			Title:	Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON OPERATING DATA FOR

JANUARY 2021

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In January 2021, the Company’s passenger transportation capacity (measured by available seat-kilometres) decreased by 50.13% year-on-year, among which, the passenger transportation capacity of its domestic, international and regional routes decreased by 22.10%, 95.55% and 88.18% year-on-year, respectively; passenger traffic volume (measured by revenue passenger-kilometres) decreased by 60.59% year-on-year, among which, the passenger traffic volume of its domestic, international and regional routes decreased by 37.07%, 97.99% and 92.22% year-on-year, respectively; and passenger load factor decreased by 15.78 percentage points year-on-year to 59.46%, among which, the passenger load factor of its domestic, international and regional routes decreased by 14.35, 41.84 and 23.62 percentage points year-on-year, respectively.

The Company has been unremittingly committed to normalizing epidemic prevention and control. Recently, the Company launched the full-process self-service from ticket purchase to boarding by scanning the logo of CEA in the two major airports of Shanghai Hongqiao and Pudong, introduced two CEA peripheral products, namely “CEA Taste” ( 東航味道 ) and “CEA Cultural and Creative” ( 東航文創 ), established the caring service area in the S1 Satellite Hall, and continued to put effort into the work of Spring Festival transportation in 2021 and strengthened epidemic prevention and control during the Spring Festival.

In relation to freight transportation, the freight transportation business of the Company only consists of freight transportation operated through passenger aircraft, and such business is under contractual operation by China Cargo Airlines Co., Ltd. In January 2021, freight load volume increased by 5.73% year-on-year.

In January 2021, the Company launched new domestic passenger transportation routes such as Ningbo — Lanzhou, and Beijing Daxing — Taiyuan — Qionghai.

II.	FLEET STRUCTURE

In January 2021, the Company introduced one A320NEO aircraft. As of the end of January 2021, the Company operated a total of 726 aircraft, including 285 self-owned aircraft, 247 aircraft under finance lease and 194 aircraft under operating lease.

As of January 2021, details of the fleet structure of the Company were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total

	Wide-body passenger aircraft	44	45	5	94
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	7	0	8
4	A330 series	30	21	5	56

	Narrow-body passenger aircraft	239	201	189	629
5	A320 series	137	128	72	337
6	B737 series	102	73	117	292

	Regional aircraft	2	1	0	3
7	ARJ series	2	1	0	3

	Total	285	247	194	726

Note:	The nine business aircraft self-owned by and held under trust of the Company were not included in the fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in January 2021	Amount completed in January 2020	Year-on- year increase	Total amount completed in January 2021	Total amount completed in January 2020	Year-on- year increase

Passenger Transportation Data ASK (available seat-kilometres) (millions)	12,023.94	24,108.39	-50.13%	12,023.94	24,108.39	-50.13%
— Domestic routes	11,579.07	14,864.94	-22.10%	11,579.07	14,864.94	-22.10%
— International routes	390.39	8,782.39	-95.55%	390.39	8,782.39	-95.55%
— Regional routes	54.48	461.06	-88.18%	54.48	461.06	-88.18%

RPK (revenue passenger-kilometres) (millions)	7,148.88	18,138.88	-60.59%	7,148.88	18,138.88	-60.59%
— Domestic routes	6,988.98	11,105.82	-37.07%	6,988.98	11,105.82	-37.07%
— International routes	135.10	6,714.30	-97.99%	135.10	6,714.30	-97.99%
— Regional routes	24.80	318.76	-92.22%	24.80	318.76	-92.22%

Number of passengers carried (thousands)	5,141.65	10,132.08	-49.25%	5,141.65	10,132.08	-49.25%
— Domestic routes	5,101.74	8,315.62	-38.65%	5,101.74	8,315.62	-38.65%
— International routes	22.61	1,575.96	-98.57%	22.61	1,575.96	-98.57%
— Regional routes	17.29	240.50	-92.81%	17.29	240.50	-92.81%

Passenger load factor (%)	59.46	75.24	-15.78pts	59.46	75.24	-15.78pts
— Domestic routes	60.36	74.71	-14.35pts	60.36	74.71	-14.35pts
— International routes	34.61	76.45	-41.84pts	34.61	76.45	-41.84pts
— Regional routes	45.52	69.14	-23.62pts	45.52	69.14	-23.62pts

Freight Transportation Data AFTK (available freight tonne-kilometres) (millions)	745.20	851.52	-12.49%	745.20	851.52	-12.49%
— Domestic routes	248.94	290.57	-14.33%	248.94	290.57	-14.33%
— International routes	493.34	546.98	-9.81%	493.34	546.98	-9.81%
— Regional routes	2.92	13.97	-79.09%	2.92	13.97	-79.09%

	Amount completed in January 2021	Amount completed in January 2020	Year-on- year increase	Total amount completed in January 2021	Total amount completed in January 2020	Year-on- year increase

RFTK (revenue freight tonne-kilometres) (millions)	258.49	246.60	4.82%	258.49	246.60	4.82%
— Domestic routes	75.48	82.91	-8.96%	75.48	82.91	-8.96%
— International routes	182.22	161.82	12.61%	182.22	161.82	12.61%
— Regional routes	0.79	1.87	-57.99%	0.79	1.87	-57.99%

Weight of freight carried (million kg)	75.12	82.69	-9.16%	75.12	82.69	-9.16%
— Domestic routes	52.24	58.38	-10.53%	52.24	58.38	-10.53%
— International routes	22.10	22.62	-2.29%	22.10	22.62	-2.29%
— Regional routes	0.78	1.69	-53.61%	0.78	1.69	-53.61%

Freight load factor (%)	34.69	28.96	5.73pts	34.69	28.96	5.73pts
— Domestic routes	30.32	28.53	1.79pts	30.32	28.53	1.79pts
— International routes	36.94	29.58	7.35pts	36.94	29.58	7.35pts
— Regional routes	26.94	13.41	13.53pts	26.94	13.41	13.53pts

Consolidated Data ATK (available tonne-kilometres) (millions)	1,827.36	3,021.28	-39.52%	1,827.36	3,021.28	-39.52%
— Domestic routes	1,291.06	1,628.41	-20.72%	1,291.06	1,628.41	-20.72%
— International routes	528.48	1,337.40	-60.48%	528.48	1,337.40	-60.48%
— Regional routes	7.83	55.47	-85.89%	7.83	55.47	-85.89%

RTK (revenue tonne-kilometres) (millions)	895.51	1,827.14	-50.99%	895.51	1,827.14	-50.99%
— Domestic routes	698.28	1,051.71	-33.61%	698.28	1,051.71	-33.61%
— International routes	194.25	745.67	-73.95%	194.25	745.67	-73.95%
— Regional routes	2.99	29.76	-89.97%	2.99	29.76	-89.97%

Overall load factor (%)	49.01	60.48	-11.47pts	49.01	60.48	-11.47pts
— Domestic routes	54.09	64.58	-10.50pts	54.09	64.58	-10.50pts
— International routes	36.76	55.76	-19.00pts	36.76	55.76	-19.00pts
— Regional routes	38.16	53.66	-15.5pts	38.16	53.66	-15.5pts

Note:

Freight transportation data only contained data of bellyhold space in passenger aircraft and passenger-to-freighter conversion. The table does not contain data of the total fleet of freighter aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The strike and impact of the novel coronavirus (COVID-19) epidemic on the international and domestic businesses of the Company have great uncertainty in terms of their time span and severity. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
18 February 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).